Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

January 18, 2022

Todd Schiffman

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC I Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed November 15, 2021

File No. 333- 258184

Dear Mr. Schiffman:

On behalf of our client, A SPAC I Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated November 24, 2021 (the “Staff’s Letter”) regarding the Company’s Amendment No. 4 to Registration Statement on Form S-1 (the “Amended Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”). We submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s proposal to permit it to exclude certain China-related disclosures from its Amended Registration Statement.

Given the complexities of acquiring a business in China, the Company has decided that it will not do so. It has therefore decided to remove all risks relating to acquiring a business in China from the Amended Registration Statement, making the comments from the Staff’s Letter no longer applicable.

Additionally, the Company is formed in the British Virgin Islands and has its offices in Singapore. The relationship to China of the Company’s management team is as follows:

Name	Title	Residence	Citizenship
Abuzzal Abusaeri	Independent Director	Indonesia	Indonesia
John Brebeck	Independent Director	California	USA
Giang Nguyen Hoang	Independent Director	Vietnam	Vietnam
Claudius Tsang	Chief Executive Officer and Chief Financial Officer	Hong Kong SAR	Hong Kong SAR

Los Angeles      New York       Chicago       Nashville       Washington, DC      Beijing      Hong Kong       www.loeb.com

A limited liability partnership including professional corporations

Todd Schiffman January 18, 2022 Page 2

Although members of the Company’s officers and directors have ties to China, only one of the members of the Company’s management team is a resident of China. Therefore, the Company is not currently under Chinese jurisdiction and its business will be substantially conducted outside of China. None of the Company’s assets are currently or will in the future be located in China.

The Company has filed an Amended Registration Statement reflecting that it is precluded from acquiring a company headquartered in China (including Hong Kong and Macau) or conducting a majority of its business in China (including Hong Kong and Macau), and will include a further Amended and Restated Memorandum and Articles of Association to reflect that.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner